SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2

(Amendment No. 1)

Digimarc Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

25381B101
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25381B101

1.	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY). The Clark Estates, Inc. 13-5524538
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 370,673
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE VOTING POWER 370,673
	8.	SHARED DISPOSITIVE VOTING POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 370,673
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.11%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1(a).	Name of Issuer:

Digimarc Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

9405 SW Gemini Drive Beaverton, OR 97008

Item 2(a).	Name of Person Filing:

The Clark Estates, Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

One Rockefeller Plaza 31st Floor New York, New York 10020

Item 2(c).	Citizenship:

New York

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

25381B101

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company as defined under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned: 370,673

(b)	Percent of class: 5.11%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 370,673

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 370,673

	(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.
Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of a class of securities, check the following ☐.

Item 6.
Ownership of More than Five Percent on Behalf of Another Person.

The securities as to which this Schedule is filed by The Clark Estates, Inc., in its capacity as investment adviser, are owned of record by clients of The Clark Estates, Inc.  Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities.  No such client known to have such right or power with respect to more than five percent of this class of securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.
Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2010	THE CLARK ESTATES, INC.

	By:	/s/ Kevin S. Moore
Name: Kevin S. Moore
Title: President